SEC File Number:
                                                                    0-33473
                                                                 CUSIP Number:
                                                                  92823V 20 2

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-KSB  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
             |_| Form 1OD     |_| Form N-SAR |_| Form N-CSR

For Period Ended: April 30, 2006

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended:______________________________

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Viridax Corporation
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Full Name of Registrant

I & E Tropicals, Inc.
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Former Name if Applicable

270 NW 3rd Court
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Address of Principal Executive Office (Street and Number)

Boca Raton, Florida 33432
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City, State and Zip Code

                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 1O-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
|X| day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      At the request of our auditor, the Company has retained the the services of an independent firm to perform a valuation to determine if there is impairment as defined in SFAS 142 for certain bacteriophage-based products owned by the Company as of the end of the fiscal year ended April 30, 2006. The conduct of this valuation has required investigations and procedures far more extensive than originally contemplated. Accordingly, the Company requires additional time for this valuation report to be completed and included within Form 10-KSB.

                                     PART IV
                               OTITER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

Ledyard H. Dewees                      561             368-1427
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   (Name)                          (Area Code)    (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |_| Yes |X| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               Viridax Corporation
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: July 18, 2006                                 By: /s/ Richard C. Honour
                                                        ------------------------
                                                        Name:  Richard C. Honour
                                                        Title: President

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).